UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant's name into English)

37A, Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GLOBANT S.A.

FORM 6-K

Globant S.A. (the “Company”) is furnishing under the cover of Form 6-K the following:

Earnings Release

Exhibit 99.1	Press release, dated August 18, 2022, entitled “Globant Reports 2022 Second Quarter Financial Results.”

Incorporation by Reference

The unaudited condensed interim consolidated statement of comprehensive income, unaudited condensed interim consolidated statements of financial position, unaudited selected cash flow data, unaudited supplemental non-IFRS financial information and unaudited schedule of supplemental information contained in the press release attached as Exhibit 99.1 to this report on Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-201602, 333-211835, 333-232022, 333-255113 and 333-266204), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

	By:	/s/ JUAN URTHIAGUE
Name: Juan Urthiague
Title: Chief Financial Officer

Date: August 18, 2022